Exhibit 4.34

AGENCY AGREEMENT No.6595/06-DO(59-06-23)

Moscow	Dated: January 1, 2006

This Agreement is entered into by Rostelecom, Open Joint-Stock Company for Long-Distance and International Telecommunications, hereinafter, “Rostelecom”, represented by OAO Rostelecom General Director D.Ye. Yerokhin, authorized to act by the Charter, on the one part, and Central Telecommunications Company, Open Joint-Stock Company, hereinafter referred to as the “Operator”, represented by OJSC CenterTelecom General Director S.V. Pridantsev, authorized to act by the Charter, hereinafter collectively referred to as the “Parties”, as follows:

SECTION I. GENERAL PROVISIONS

1.             TERMS AND DEFINITIONS

In this Agreement the following terms and definitions have the following meanings if not otherwise indicated by this Agreement:

1.1.     “Agreement” shall mean the Agreement including all Appendices, Revisions, Addenda and Additional Agreements.

1.2.     “Users” shall mean legal entities, including subscribers who order and/or use telecommunications service offered by Rostelecom via the Operator.

1.3.     “Billing period” – shall mean a calendar month immediately following the Reporting period.

1.4.     “Reporting period” shall mean a calendar month in which agreements with Associated Operators and Users are entered into by the Operator on behalf and at the expense of Rostelecom.

1.5.     “Associated Operator” shall mean a telecommunications operator who meets all of the following criteria:

1.     (i)   its telecommunications network is connected to the Operator’s network at a local or a zonal level, or

(ii)  a telecommunications operator whose telecommunication network is connected to another telecommunications operator’s network which is connected to the Operator’s network at a local or a zonal level,

2.  any long-distance and international traffic generated inside such operator’s network is routed via the Operator’s network and Rostelecom network,

3.  such operators provide their users with access to long-distance and international telephone communication service offered by Rostelecom

4.  Such operator shall not have a direct agency agreement with Rostelecom or the Operator shall not effect settlement with users of such operator on behalf of Rostelecom.

2.         SUBJECT MATTER

2.1.     Pursuant to this Agreement, Rostelecom commission the Operator to perform the following legal and other acts, on behalf and at the expense of Rostelecom:

2.1.1.     enter into agreements, on behalf of Rostelecom, using one of the forms (Form 1 or Form 2) provided in Appendix No. 1 hereto, with each of Associated Operators, except as expressly provided for in paras 6.2., 6.7. and 6.9. below.

2.1.2.     enter, on behalf of Rostelecom, using the form provided in Appendix No. 2 hereto, agreements for provision, by Rostelecom, of long-distance and international telecommunication services, with Users which may apply to Operator for such agreements, by means of a single document.

2.1.3.     where required in connection with the entering into agreements referred to in para. 2.1.1. above, negotiate with all Connection Operators to agree on the terms and conditions of agreements provided in Appendix No. 1 hereto, and generally to do anything as may be necessary to assure that such agreements are entered into with Associated Operators.

3.         GENERAL REQUIREMENTS TO THE FULFILLMENT OF THE COMMISSION

3.1.     Agreements with Associated Operators as referred to in para. 2.1.1. hereof shall be entered into with each of the Associated Operators, except as expressly provided for in paras 6.2., 6.7. hereof.

3.2.    Where a Form 1 or a Form 2 agreement referred to in para. 2.1.1. is entered into with Associated Operators, the Operator shall not depart from the terms and conditions of such agreements as stated in Form 1 or Form 2, respectively, of Appendix No. 1 hereto. If a Associated Operator refuses to enter into an agreement on terms and conditions set forth in Form 1 or Form 2 of Appendix No. 1 to this Agreement, proposing amendments to such terms and conditions, the Operator shall not agree to such amended terms and conditions without Rostelecom’s prior written consent.

3.3.    In the course of effecting with Users of an agreement mentioned in Clause 2.1.2., the Operator shall be entitled to modify, with Rostelecom’s consent, agreement terms and conditions set forth in Appendix No. 2 hereto.

SECTION II. ENTERING INTO AGREEMENTS WITH ASSOCIATED OPERATORS

4.        AGREEMENT OFFERINGS

4.1.    Within fifteen (15) days after the effective date of this Agreement, the Operator shall submit to Rostelecom a list of Associated Operators specifying trade name, legal and actual address, based on information available with the Operator, with which agreements are to entered into using forms provided in Attachment No. 1.

4.2.    Within ten (10) days after the effective date of this Agreement, Rostelecom shall issue a power of attorney to the Operator authorizing the latter to perform actions described in para. 2.1 above. of this Agreement. Of this Contract Such power of attorney shall be with the right of sub-delegation.

4.3.    Within ten (10) days after receipt of the power of attorney from Rostelecom as referred to in para. 4.2. above, the Operator shall send each Associated Operator a cover letter with a binding offer prepared based on Form 1 and a binding offer prepared based on Form 2 as provided in Appendix No. 1 hereto (hereinafter collectively the “Offers” and separately “Offer”) attached, each in three counterparts. Each counterpart of the Offers so given shall be signed by the Operator’s authorized signatory. Also, a copy of the power of attorney referred to in para. 4.2. shall be enclosed with the Offers of this Agreement.

4.4.    A cover letter to the Associated Operator referred to in para. 4.3. above shall contain the following:

4.4.1.     An offer to the Associated Operator to accept either of the proposed Offer options (Form 1 or Form 2), at the Associated Operator’s discretion.

4.4.2.     a reasonable time period for the acceptance of the Offer. Such time period shall be determined by the Operator at its discretion, provided that it shall not exceed thirty (30) days after the date on which the Offers are sent to the Associated Operator.

4.4.3.     Acceptance format requirements as defined in para. 5.1 below of this Agreement.

4.5.    Within three (3) business days after expiration of the time period referred to in para. 4.3, the Operator shall provide a report on offers forwarded to Associated Operators in Excel format by e-mail to the address: drcf@cf.rt.ru. or by fax No. (495-)-197-17-08/197-15-28 as per the form prescribed by Appendix No.3.

5.         ACCEPTANCE

5.1.     An acceptance of an Offer by a Associated Operator shall only be acknowledged by the Operator if executed in the following manner and with the time period allowed for such acceptance in the cover letter pursuant to para. 4.4. above, and in particular provided that:

•  the Associated Operator submitted two counterparts of accepted Offer signed by an authorized representative of the Associated Operator and verified with the Associated Operator’s seal.

5.2.     If the Associated Operator accepts one of the Offers sent to it, one counterpart of the binding agreement signed by the Operator and the Associated Operator shall be submitted to Rostelecom within five (5) days after the date on which such documents are received by the Operator from the Associated Operator.

5.3.     This Agreement may provide for circumstances (see Article 6 below) in which the Operator may be obligated to acknowledge acceptance of an Offer executed in a manner inconsistent with the provision of para. 5.1 above of this Agreement.

6.         NO ACCEPTANCE

6.1.     If an Associated Operator to whom Offers were given does not accept either of them, then, pursuant to the terms and conditions stated in Article 5 of this Agreement, the Operator shall notify Rostelecom to that effect within time frames referred to in paras 6.2, 6.7, below and shall concurrently provide Rostelecom with the following information:

•      Associated Operator’s trade name;

•      Associated Operator’s legal and physical addresses;

•      Names of contact persons;

•      Grounds or reasons for disagreement, if the Associated Operator submitted a letter to the Operator stating reasons for its disagreement with the proposed agreement;

•      Contact telephones, faxes, e-physical address.

6.2.     If within the time period provided for acceptance of the Offer by a Associated Operator, the Operator receives a message from the Associated Operator stating its refusal to enter into the agreement or its intent to enter into an agreement whereof subject matter is different from that stated in Form 1 or Form 2 of Appendix No. 1, or if no message related to the Offer is received by the Operator or Rostelecom, the Operator shall notify Rostelecom to that effect within three (3) business days after the expiration of the time period provided for acceptance by the Associated Operator. The Operator shall be discharged from its agency commission with respect to the relevant Associated Operator as from the moment when the information referred to in para. 6.1. is sent to Rostelecom.

6.3.     If within the time period provided for acceptance of the Offer by a Associated Operator, the Operator receives a message from the Associated Operator stating its willingness to enter into the agreement on terms and conditions (other than subject matter) different from those stated in Form 1 or Form 2 of Appendix No. 1, i.e. a counter-offer, the Operator shall notify Rostelecom to that effect within three (3) business days after the expiration of the time period provided for the acceptance by the Associated Operator.

6.4.    Within ten (10) days after receipt of notice from the Operator as referred to in para. 6.3., Rostelecom shall notify the Operator of its full or partial consent or refusal to give consent to the Associated Operator’s counter-proposals.

6.5.     If full consent to the Associated Operator’s counter-proposals is given by Rostelecom, the Operator shall accept the Associated Operator’s counter-offer; in case of Rostelecom’s partial consent or refusal to give consent to the Associated Operator’s counter-proposals, the Operator shall negotiate with the Associated Operator to agree on the terms and conditions of the Offer which were not accepted by the Associated Operator. Maximum duration of such negotiations shall not exceed fifteen (15) days after their commencement date. The Operator shall notify Rostelecom of the results of such negotiations within three (3) business days after their completion. If as the result of such negotiations the Associated Operator gave full consent to the terms and conditions of the Offer based on either Form 1 or Form 2 as provided in Appendix No. 1 and accepted such Offer, the Operator shall, concurrently with the negotiations results notice, submit documents referred to in para. 5.2 above to Rostelecom of this Agreement.

6.6.     If as the result of such negotiations, the Associated Operator did not give full consent to the terms and conditions of the Offer based on either Form 1 or Form 2 as provided in Appendix No. 1, Rostelecom shall within five (5) business days after receipt of the negotiations result notice from the Operator as provided for in para. 6.5. above, shall resolve upon whether entering into an agreement with the Connected Operator on the terms and conditions proposed by the latter (i.e. acceptance of counter-offer) is possible.

6.7.     If Rostelecom notifies the Operator within the time period referred to in para. 6.6. above of its willingness to enter into the agreement on the terms and conditions proposed by the Associated Operator, the Operator shall enter into an agreement with the Associated Operator on the terms and conditions agreed upon as the result of negotiations, accept the Associated Operator’s counter-offer and submit originals of executed agreement and/or documents evidencing the entering into such agreement with the Associated Operator on such terms and conditions within three (3) business days. If Rostelecom notifies the Operator within the time period referred to in para. 6.6. above of its decision not to enter into the agreement on the terms and conditions proposed by the Associated Operator, the Operator shall be relieved from its agency commission with respect to the relevant Associated Operator as from the moment of receipt of such notice.

SECTION III. CONCLUDING AGREEMENTS WITH USERS

7.         CONCLUDING AGREEMENTS WITH USERS

7.1.    Whenever any User (or its properly authorized representative) applies to the Operator for an agreement for provision by Rostelecom of long-distance and international telecommunications service, the Operator shall forthwith enter into an agreement with such User in accordance with the form provided in Appendix No. 2 to this Agreement.

7.2.     The agreement with the User is signed in three copies and sealed with the stamps of its parties. One counterpart shall be delivered to the respective User, and another one shall be delivered to Rostelecom within five (5) days after the date on which such agreement is entered into and in any case not later than on the 1st day of the month immediately following the month in which such agreement with the User was entered into, and the third one is kept with the Operator.

SECTION IV. MISCELLANEOUS

8.         AGENCY FEE AND REIMBURSEMENT OF AGENT’S EXPENSES

8.1.     In consideration of performance, by the Operator, of its agency commission hereunder, Rostelecom shall pay agency fees to the Operator as follows:

8.1.1.  For each agreement entered into with a Associated Operator pursuant to para. 2.1.1. of this Agreement, Rubles twenty thousand (20,000) if the agreement is entered into in accordance with Form 1 of Appendix No. 1, or Rubles forty thousand (40,000) if the agreement is entered into in accordance with Form 2 of Appendix No. 1, provided that:

a) the agreement is entered into by the Operator on the terms and conditions set forth in respective forms (Form 1 or Form 2) provided in Appendix No. 1 hereto, or

b) the agreement is entered into by the Operator on terms and conditions different from those set forth in Appendix No. 1 hereto, based on a determination made by Rostelecom in accordance with paras 6.6. and 6.7.

The fee is stated net of VAT which shall be calculated at a rate applicable at the time when appropriate invoice is issued

8.1.2.     a non-recurrent payment in the amount of 500 rubles, VAT not included, for each agreement executed with a User, as per Clause 2.1.2.

8.2.     Rostelecom further undertakes to reimburse the Operator for any properly evidenced expenses incurred by it in connection with performance of its agency commission hereunder.

9.         REPORTS AND MUTUAL SETTLEMENTS PROCEDURE

9.1.     Mutual settlements shall be effected on a monthly basis, pursuant to this Agreement and on the basis of the Operator’s Agency Report (the “Operator’s Report”) substantially in the form provided in Appendix No. 3.

9.2.     The Operator shall, before the 8th day of the Billing Period, submit the Operator’s Report, together with a bill and VAT invoice, to Rostelecom. These documents shall also be supported by originals of source documents evidencing expenses incurred by the Operator to perform its agency commission hereunder. Copies of the Operator’s Report, bills and VAT invoices shall be given to Rostelecom by a facsimile transmission with confirmation report, while original documents shall be sent by registered mail with receipt acknowledged. The date of facsimile transmission shall be the effective date of documents delivery.

9.3.     Rostelecom shall review the documents submitted by the Operator and, provided it does not have any objections, shall approve the Operator’s Report within two (2) business days after the receipt of the Operator’s Report. If Rostelecom has objections against the documents submitted by the Operator, Rostelecom shall give written notice to the Operator of such objections within two (2) business days after receipt of documents by facsimile. In any such case, Rostelecom shall approve the Operator’s Report with such objections. A copy of the approved Operator’s Report shall be given to the Operator by facsimile, while original documents shall be sent by registered mail with receipt acknowledged.

9.4.     Rostelecom shall, within ten (10) days after approval of the Operator’s Report, pay the Operator agency fee calculated in accordance with para. 8.1. above, and shall reimburse the Operator for any and all properly evidenced expenses incurred by the Operator in connection with performance of its agency commission hereunder. If the Operator’s Report is approved with objections, payment shall be limited to the uncontested amount.

9.5.     To eliminate objections against the documents submitted by the Operator, the Parties shall, within 10 business days after the date when Rostelecom gives written notice of such objections to the Operator, hold negotiations and shall reconcile / analyze their respective data. Based on the results of such reconciliation, the Parties shall execute a Report of reconciliation of mutual accounts (the “Reconciliation Report”) and, where necessary, shall adjust payments due for future Billing Periods. By signing the Reconciliation Report between the Parties, Rostelecom shall acknowledge approval of the Operator’s Report.

9.6.     Quarterly and upon necessity Rostelecom and the Operator perform the inspection of mutual settlements. The Reconciliation Report of Mutual Settlements is drawn up by the penaltyed party in two counterparts and signed by the authorized representatives of the Parties. The Party to which a Reconciliation Report is given shall either sign the Reconciliation Report or raise objectives regarding reliability of the information contained therein within twenty (20) days after the date on which the Reconciliation Report is sent.

10.      RESPONSIBILITIES OF THE PARTIES

10.1.  The Parties shall be held responsible for their failure to perform, or improper performance, of their respective obligations hereunder in the manner and within the scope as provided for by the applicable law of the Russian Federation and this Agreement.

10.2.  Indemnity shall be given for actual damage inflicted upon the other Party by the Party’s failure to perform or improper performance of its obligations hereunder.

10.3.  If either Party breaches any deadline for the performance of its obligations hereunder, or performs such obligations in an unsatisfactory manner, the delinquent Party shall pay the other Party, upon the latter’s request, a penalty of 0.01% of the total agency fee specified in paras 8.1.1 and 8.1.2. above in respect of the calendar month during which such breach occurred, for each day of a delay with proper performance of its obligations, but not more than 10% of such agency fee amount. The penalty shall be paid within 10 days after receipt of an appropriate request from the other Party.

11.      CONFIDENTIALITY

11.1.  Any confidentiality provisions established by the Confidentiality Agreement shall apply in full to legal relationships between the Parties hereto.

No. 64-06-30, effected by the Parties on “    ”                       2006.

11.2.  Any exchange of information between the Parties hereunder shall be in a manner which shall allow for it to be kept in confidence in accordance with the Confidentiality Agreement Provisions.

12.      EFFECTIVE PERIOD AND TERMINATION PROVISIONS

12.1.  This Agreement is entered into for one year and shall take effect from the moment when it is signed by the Parties. If neither Party announces termination of this Agreement thirty (30) calendar days before its stated expiration, this Agreement shall be automatically extended for each subsequent year. The number of periods for which the effect hereof can be prolonged is not limited. The rights and obligations of the Parties arise from the moment of the ratification by the competent authorities of the Parties if such decision is required by the current law of the Russian Federation.

12.2.  Early termination of this Agreement shall be possible upon mutual consent of the Parties or for other causes provided for by the applicable law of the Russian Federation.

12.3.  Upon termination of this Contract, the Parties shall settle mutual accounts within thirty days after the termination date.

13.      MISCELLANEOUS

13.1.  This Agreement is prepared in two counterparts of equal legal effect, one counterpart for each Party.

13.2.  Neither Party shall assign any of its rights and obligations hereunder within prior written consent of the other Party.

13.3.  Each Party acknowledges the other Party’s rights to all brands, trademarks and names and covenants not to make any use thereof within prior written consent. The covenants undertaken herein shall survive termination of this Agreement.

13.4.  Authority to enter into agreements with Associated Operators in accordance with the form provided in Attachment No. 1 shall not be delegated to any third parties within Rostelecom’s consent.

13.5.  Any notices and communications may be given by the Parties via facsimile, electronic mail, registered mail or courier delivery service with receipt acknowledged. A delivery confirmation generated by appropriate e-mail software or, in case of facsimile transmission of a notice, a copy of the notice with sender’s fax machine stamp (report) evidencing normal transmission to proper telephone number, shall be sufficient evidence of delivery.

13.6.  List of Appendices:

Appendix No. 1: Agency Agreement Forms (Form 1 and Form 2).

Appendix No. 2: Form of agreement for provision of long-distance and international telecommunications by Rostelecom.

Appendix No. 3 Operator’s Agency Report.

13.7.  Either Party to this Agreement may propose on amendments hereto. Any amendments and additions properly agreed upon and executed shall constitute integral parts of this Agreement.

14.      SIGNATURES OF PARTIES

Rostelecom		Operator
OAO Rostelecom		OJSC CenterTelecom:
Location: 5, Delegatskaya st.,		Location: 23, Proletarskaya st., Khimki, Moscow
Moscow, 127091		region, 141400
Postal address		Postal address
5, Delegatskaya st.,		block 2, 6, Degtyarny cr., Moscow, 125998
Moscow, 127091
OAO Rostelecom
TIN: 7707049388		TIN: 5000000970
Contact tel: (095) 787-2849
Telephone/fax: (095) 787-2850
Acc.: 40702810800000001375 with ZAO Russian		Acc.: 40702810740020100852
Industrial Bank,		With Savings Bank of Russia
Moscow
BIK 044552202		BIK: 044525225
Correspondent account:		Correspondent account:
30101810500000000202		30101810400000000225
Postal address of the Bank: building 1, 40,		Postal address of the Bank:
Schepkina st., Moscow, 129110		19, Vavilova st.,
Moscow, 117997
OKVED code:
OKPO code:	17514186	OKVED code:	64.20
KPP code:	774050001	OKPO code:	01140111

Rostelecom:
General Director	Operator: Director General
OAO Rostelecom	OJSC CenterTelecom:

D.Ye. Yerokhin	S.V.Pridantsev
Dated 2006	Dated 2006
Seal here	Seal here